Mail Stop 4561

August 7, 2007

Victor R. Santoro
Executive Vice President and Chief Financial Officer
First Community Bancorp
401 West "A" Street
San Diego, California 92101-7917

Re: **First Community Bancorp**
        Form 10-K for the Fiscal Year ended December 31, 2006
        Form 10-Q for the Fiscal Quarter ended March 31, 2007
        File No. 000-30747

Dear Mr. Santoro:

        We have reviewed your letter filed on July 13, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 5 - Loans and Allowance for Credit Losses, page 84

1. We have reviewed your response to comment one from our letter dated June 29, 2007. Based on your response it appears that you relied on the previous owner's record of changes in classification and accrual status in determining whether certain loans were within the scope of SOP 03-3. We also note the following disclosures in your filing and in your response regarding your approach. On page 39, you state that your integration procedures and internal credit review indicated that the underlying credit quality of certain of the Cedars-acquired loans was deficient compared to your standards and that as a result, you adversely classified certain Cedars-acquired loans in accordance with your criteria resulting in an increase in non-accrual loans and the provision during the second quarter of 2006. In your response, you state that at the month prior to acquisition, management of Cedars had no loans classified as non-accrual, impaired or accruing past 90 days or more. To help us better understand your approach and the impact on your financial statements please provide us with the following additional information for each of your 2006 acquisitions, as applicable:

- tell us the specific differences in your standards and the acquiree companies' standards and explain how you considered those differences when determining whether the acquired loans were within the scope of SOP 03-3;

- tell us whether the acquired loans were determined individually to meet the scope criteria of SOP 03-3 (i.e. clarify that pools of acquired loans were not evaluated as pools);

- quantify the amount of allowance for loan losses initially carried over;

- quantify the impact, by fiscal quarter, that acquired loans had on non-accrual loans;

- quantify the impact, by fiscal quarter, that acquired loans had on the provision for credit losses;

- quantify the amount of Cedars-acquired loans that were adversely classified in accordance with your criteria;

- quantify the amount of the provision recorded as a result of adversely classifying certain Cedars-acquired loans in accordance with your criteria; and

- quantify the impact, if any, the Cedars deficiencies would have had on the amounts of classified loans (including non-accrual, impaired and non-accruing 90 days or more) as disclosed to you by management at the month prior to acquisition and the resulting impact on your financial statements.

2. Please describe the back-testing procedures you use to determine whether to adjust previously established allowance levels, given subsequent information and tell us how often you back-test and adjust.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Reviewing Accountant